Exhibit 4.4

STOCK PURCHASE AGREEMENT

DATED AS OF DECEMBER 30, 2007

BY AND AMONG

ADVANCED ANSWERS ON DEMAND HOLDING, INC.

MAGIC SOFTWARE ENTERPRISES LTD.

MAGIC SOFTWARE ENTERPRISES, INC.

and

AOD HOLDINGS, INC.

FORTISSIMO CAPITAL FUND GP LP

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated December 30, 2007, by and among AOD Holdings, Inc., a Delaware corporation having its registered office at, c/o Fortissimo (the “SPC”) and Fortissimo Capital Fund GP LP, a limited partnership, on behalf of the several parallel limited partnerships (Fortissimo Capital Fund, LP; Fortissimo Capital Fund (Israel), LP and Fortissimo Capital Fund (Israel-DP), LP) in which it serves as the General Partner (“Fortissimo”), having its registered office at 14 Hamelacha St. Park Afek, Rosh Ha’ayin 48091, Israel (the SPC and Fortissimo shall be referred to herein, jointly and severally, as the “Purchaser” or “Purchasers”), Advanced Answers On Demand Holding, Inc., a Florida corporation having its registered office at 8100 N. University Drive, 3rd Floor, Tamarac 33321, Florida, USA (the “Company”), Magic Software Enterprises Ltd. an Israeli company having its registered office at 2 Haplada St., Or Yehuda 60218, Israel (“Magic Ltd.”) and Magic Software Enterprises, Inc. a Californian corporation having its registered office at 23046 Avenida de la Carlota, Suite 300, Laguna Hills CA 926653 (“Magic Inc.” each of Magic Ltd. and Magic Inc. a “Seller” and collectively, the “Sellers”).

RECITALS:

        WHEREAS, the Sellers own of record and beneficially all of the issued and outstanding share capital of the Company, consisting of 100,000 shares of common stock, US$1.00 par value each (the “Purchased Shares”); and

        WHEREAS, the Purchaser desires to acquire from the Sellers, and the Sellers desire to sell to the Purchaser the Purchased Shares, on the terms and conditions set forth herein (the “Share Purchase”); and

        WHEREAS, the respective boards of directors of the Sellers and the Purchaser’s partnership bodies have determined the Share Purchase desirable and in the best interests of their respective corporations and partnership and have approved the Share Purchase pursuant to this Agreement (as defined below) and all the other transactions contemplated hereby.

        NOW THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and adequacy of which are conclusively acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

TERMS OF PURCHASE

     SECTION 1.1.        Purchase of Shares.

        Upon the terms and subject to the conditions of this Agreement, the Purchaser agrees to purchase from the Sellers, and the Sellers agree to sell, transfer, assign and deliver to the Purchaser (as hereinafter defined), all of the Purchased Shares, all as further provided for herein.

     SECTION 1.2.        Purchase Price, Payment and Escrow Agreement.

(a) Purchase Price. The aggregate purchase price to be paid by the Purchaser for the Purchased Shares shall be seventeen million US dollars (US$17,000,000) (the “Purchase Price”).

The Purchase Price shall be paid in two irrevocable installments as follows: (i) one million US dollars (US$1,000,000) shall be paid by the Purchaser to the Sellers at the Closing (“Initial Payment”); (ii) sixteen million US dollars (US$16,000,000) shall be paid by the Purchasers to the Escrow Agent on or prior to January 31, 2008 (the “Final Installment Payment Date” and “Final Installment”, respectively).

For the avoidance of any doubt, notwithstanding anything to the contrary in this Agreement or any other transaction document, it is clarified and agreed that the Purchaser’s obligation to pay the Purchase Price (including the Final Installment) (such obligation without any set off rights) is final, unconditional and irrevocable obligation and shall not be subject to the fulfillment of any further conditions whatsoever, nor shall it be subject to the occurrence of any event other than the passage of time up to the Final Installment Payment Date, nor shall it be affected by any events, circumstances or occurrences arising between the Closing and the Final Installment Payment Date (including without limitation any such event, circumstances or occurrence concerning the business of the Company or the Purchaser).

Additionally, notwithstanding anything to the contrary in this Agreement or any other transaction document, it is hereby clarified and agreed that notwithstanding any breach or alleged breach of this Agreement, the Purchaser will remain obligated to transfer the Purchase Price (including the Final Installment) (such obligation without any set-off rights) to the Sellers (directly or through the Escrow Agent, as defined below) on the Final Installment Payment Date; provided, however, that the foregoing shall not limit the right of the Purchaser, if any, following the transfer of the Purchase Price (including the Final Installment) (such obligation without any set-off rights) to the Sellers (directly or through the Escrow Agent, as defined below), to bring a claim against the Seller under Section 7 below (Indemnification).

It is agreed between the Purchaser and Sellers that the Purchaser shall not be entitled to any remedy (including interim remedies) and/or indemnity and/or damages under or in connection with this Agreement (or any related transaction document) (under law or equity) unless (and subject to) all of the Purchase Price was fully paid to Sellers (directly or through the Escrow Agent). The Purchaser’s entitlement to bring a claim or suit under this Agreement shall be effective only upon full payment of the Purchase Price to Sellers (directly or through the Escrow Agent).

At the Closing, the Sellers shall transfer to the Escrow Agent the Purchased Shares by executing stock powers duly transferring the Purchased Shares to the name of the Escrow Agent. At the Closing the Sellers shall deposit with the Escrow Agent stock certificates representing the Purchased Shares registered in the name of the Escrow Agent, accompanied by two forms of stock powers with respect to the transfer of the Purchased Shares from the Escrow Agent: (i) one form transferring the Purchased Shares to the Sellers in the amounts set forth in such forms, and (ii) one form transferring the Purchased Shares to SPC (collectively, the “Escrowed Shares”); all in accordance with the Escrow Agreement attached hereto as Schedule 1.2.

Such Escrowed Shares will be released to the Purchaser in accordance with the provisions of the Escrow Agreement upon the receipt by the Sellers of the full Purchase Price.

Subject to Section 4.9 below, during the period between the Closing and the receipt by Sellers of the entire Purchase Price (the “Escrow Period”), the Escrow Agent shall follow the instructions of the Purchaser as to the voting of the Escrowed Shares (as more fully set forth in the Escrow Agreement).

    (b)        Consequences of Non-Payment of the Final Installment. In the event that for any reason whatsoever the Final Installment is not paid in full by the Purchaser to the Sellers (directly or through the Escrow Agent) on or prior to the Final Installment Payment Date, then such non payment shall constitute a material breach of this Agreement by the Purchaser and the following shall be the sole and exclusive consequences of such non payment by Purchaser (for avoidance of doubt, any receipt of the Final Installment by the Escrow Agent in accordance with the instructions designated in writing by the Escrow Agent under the Escrow Agreement shall be considered payment; except that, payment accompanied by or followed by a claim by Purchaser to the Escrow Agent not to transfer or that prevents such transfer of the Final Installment to the Sellers, shall be considered non payment of such Final Installment by Purchaser):

    (i)        the Escrow Agent shall immediately transfer the Escrowed Shares to the Sellers as described below; and Purchaser shall have no right of any kind or type in such Escrowed Shares or in the Company. For avoidance of any doubt, it is agreed that even in the event of any dispute of any kind or type between the Purchaser and Sellers, the Escrowed Shares will be transferred immediately to the Sellers in case of any non payment of the Final Installment on the Final Installment Date.

    (ii)        the Purchaser shall have no claim or demand of any kind or type whatsoever against the Sellers or their affiliates under or in connection with this Agreement or any other related transaction document (including for any breach or alleged breach of this Agreement or any other related transaction document) and the Purchaser shall be deemed to have irrevocably waived and forever released the Sellers and their affiliates from any such claims or demands, including any claim of set-off. Without limitation of the above, the Purchaser, be deemed to have waived, any right to pursue specific performance of this Agreement. It is agreed that in the event the Sellers bring a claim for specific performance and win such a suit and actually receive the full Purchase Price, then from such date onwards the Purchaser may bring a claim for indemnity under Section 7 of this Agreement (including with respect to Purchaser’s Notice of Claim delivered to Sellers within the applicable Survival Period ).

    (iii)        Notwithstanding anything to the contrary in this Agreement or any other transaction document and regardless of Sellers decision as described in subsection (iv) below, the amount of one million US dollars (US$1,000,000) paid by the Purchasers at the Closing (Initial Payment), shall remain with the Sellers and be considered liquidated damages (“Liquidated Damages”).

Purchaser acknowledges that the damages resulting from the breach of this Agreement as referred to in this Section are uncertain and incapable of accurate calculation and that the Liquidated Damages payable pursuant to this Section are a reasonable forecast of the actual damages which may be incurred by the Sellers under such circumstances, and that no proof of any such actual damage is required, that the Liquidated Damages payable pursuant this Section constitutes liquidated damages and not a penalty, and further that, without these agreements, Sellers would not enter into this Agreement. Such payment shall not release the Purchaser from complying with its obligations pursuant to this Agreement should the Sellers decide to pursue specific performance, and further, payment of the Liquidated Damages shall not be an exclusive remedy of Sellers and shall not prevent the Sellers from seeking any additional remedies to which they may be entitled pursuant to this Agreement and/or any law under any such circumstances, but only to the extent Sellers’ actual damages, expenses and costs exceed the Liquidated Damages amount.

    (iv)        Without derogating from the above, Sellers, in accordance with Sellers sole discretion, shall be entitled to decide whether they (x) wish to pursue specific performance of the Share Purchase contemplated by this Agreement, in addition to a claim for any other damages, expenses and costs which they may seek remedy for; or (y) consider this Agreement to be null and void or terminate this Agreement, without any liability to Sellers, and seek additional damages, expenses and costs with respect thereto, but only to the extent such additional damages, expenses and costs exceed the Liquidated Damages amount. In the event that the Sellers bring a claim for specific performance and win such a suit and actually receive the full Purchase Price, then the Initial Payment shall still be Liquidated Damages and shall not be counted towards the Purchase Price (for clarity, the Sellers can still claim other damages caused to Sellers due to such breach), unless Purchaser’s failure to pay resulted from a failure by a third party to provide funding to the Purchaser directly as a result of a material breach by Sellers of a representation in Section 2 and/or Section 3 of this Agreement.

(c) Consequences of Third Party Claims That Prevent Transfer of Escrowed Shares.

    (i)        Without derogating from Section 1.2(b) above, in the event that during the period in which the Escrowed Shares are held in escrow by the Escrow Agent any third party that has a claim against the Purchaser, brings a claim that results in a lien (“IKUL”) or similar measurement (“Purchaser Lien on Escrowed Shares”) on the Purchaser’s rights and entitlement to the Escrowed Shares, and such Purchaser Lien on Escrowed Shares was not lifted within twenty (20) days thereafter – then the following consequences shall apply: (a) the Sellers shall have the right to immediately terminate this Agreement, and in such case the Purchaser shall have no right of any kind or type in such Escrowed Shares or in the Company, and (ii) and the applicable Liquidated Damages amount shall remain with the Sellers and be considered liquidated damages in accordance with the provisions detailed in sub section (b) above.

    (ii)        In the event that during period in which the Escrowed Shares are held in escrow by the Escrow Agent any third party that has a claim against the Sellers brings a claim that results in a lien (“IKUL”) or similar measurement (“Seller Lien on Escrowed Shares”) on the Escrowed Shares that prevent the transfer of the Escrowed Shares to the Purchaser and such Seller Lien on Escrowed Shares was not lifted within twenty (20) days thereafter – then the following consequences shall apply: the Purchasers shall have the right to immediately terminate this Agreement, and in such case the Purchaser shall have no right of any kind or type in such Escrowed Shares or in the Company, and shall receive all portions of the Purchase Price already paid to the Sellers or to the Escrow Agent.

    (d)        Payment of the Purchase Price shall be in US Dollars and shall be made, by wire transfer of immediately available funds to a bank(s) account(s) designated by the Sellers and by the Escrow Agent, respectively, in a written notice to the Purchaser at least two (2) Business Days prior to the Closing.

     SECTION 1.3.        License Agreement.

        At Closing the Company and Magic Ltd. shall execute a license agreement (the “License Agreement”), such License Agreement in the form attached hereto as Schedule 1.3. The License Agreement shall provide for the payments of license fees by the Company to Magic Ltd. in the aggregate amount of three million US dollars (US$3,000,000).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND THE COMPANY

        Except as set forth in the disclosure schedule delivered by the Company to Purchaser prior to the execution of this Agreement which shall refer to specific numbered sections and lettered subsections of this Agreement (the “Company Disclosure Schedule”), the Company and each of the Sellers represent and warrant to Purchaser as follows (the disclosures in one section or subsection of the Company Disclosure Schedule shall qualify only the correspondingly numbered section or subsection of this Agreement, except to the extent that the applicability and significance of the disclosure in one section or subsection to another section or subsection of this Agreement is reasonably apparent to a reader possessing no additional knowledge of the subject matter of the disclosure):

     SECTION 2.1.        Organization and Qualification.

        Each of the Company and its Subsidiaries (as defined below) is a limited liability corporation duly organized and validly existing under the laws of its jurisdiction of organization, with requisite power and authority to own, operate, license and lease its properties and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is qualified or licensed to do business in every jurisdiction where the nature of the business conducted by it or the properties owned or leased by it requires qualification, except where the failure to be so qualified or licensed would not, in the aggregate, reasonably be expected to have a material adverse effect on the Company or the Company’s Business. Complete and correct copies of the currently in effect Certificate of Incorporation and By-Laws of the Company and each Subsidiary are attached hereto as Schedule 2.1. Complete and correct copies of all actions of the stockholders and directors of the Company and each Subsidiary for the three (3) fiscal years preceding the date hereof have been delivered to the Purchaser. No proceedings have been initiated and are currently pending relating to the dissolution or merger of the Company.

     SECTION 2.2.        Authorization.

        The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The Company’s By-Laws and Certificate of Incorporation are in full force and effect. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby have been, or will have been prior to the Closing, duly and validly authorized by the Company’s corporate bodies as required by applicable law and by the Company’s Certificate of Incorporation and By-Laws. No other corporate action on the part of the Company is necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, and except to the extent that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     SECTION 2.3.        No Violation.

        Neither the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder nor the consummation by the Company of the transactions contemplated hereby will (a) violate, conflict with or result in any breach of any provision of the Certificate of Incorporation or By-Laws of the Company, each as currently in effect (b) except as noted on Schedule 2.3 hereto, violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) or result in the creation of a Lien (as defined below) or give rise to a right of termination, cancellation or acceleration under the terms, conditions or provisions of any note, bond, mortgage, indenture or deed of trust or any material license, lease or agreement (each, a “Contract”) to which the Company or any Subsidiary is a party, or (c) violate any order, writ, judgment, injunction, decree statute, law, rule or regulation of any court or Governmental Authority (as defined below) applicable to the Company or any Subsidiary.

     SECTION 2.4.        Capitalization.

        The registered capital of the Company consists of 1,000,000 common stock, par value US$1.00 per share (the “Common Stock”), of which 100,000 shares of Common Stock are issued and outstanding as follows: 83,888 shares of Common Stock are held and beneficially owned by Magic Inc. and 16,112 shares of Common Stock are held and beneficially owned by Magic Ltd.; and 1,000,000 preferred shares, par value US$1.00 per share, none of which are issued. The entire issued and outstanding share capital of the Company as of the date of this Agreement is beneficially owned by the Sellers and such shares of Common Stock have been validly issued, are fully paid and non-assessable, were not issued in violation of any rights and have been issued in compliance with all applicable federal and state laws. There are no options, warrants, calls, subscriptions, conversion or other rights, agreements or commitments obligating the Company to issue any additional share capital of the Company or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any share capital of the Company.

     SECTION 2.5.        Subsidiaries and Equity Interests.

        Schedule 2.5 of the Company Disclosure Schedule lists all the Subsidiaries of the Company and, for each such Subsidiary, the state of organization and each jurisdiction in which such Subsidiary is qualified or licensed to do business. Each Subsidiary is operating in compliance with its organizational documents and, in all material respects, in compliance with applicable law. Except as set forth on Schedule 2.5, all the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and non-assessable and are owned directly by the Company free and clear of all pledges, claims, liens, charges, encumbrances, security interests or other third-party rights of any kind or nature whatsoever (collectively, “Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Except for the capital stock of the Subsidiaries, the Company does not own, directly or indirectly, any capital stock of or any other kind of right, or otherwise hold any equity, membership, partnership, joint venture or other ownership interest, in any other entity.

     SECTION 2.6.        Consents and Approvals.

        Except as set forth on Schedule 2.6 of the Company Disclosure Schedule, no filing or registration with, no notice to and no permit, authorization, consent or approval of any Governmental Authority or any other third party is necessary for the consummation by the Company of the transactions contemplated by this Agreement.

     SECTION 2.7.        Financial Statements.

        The Company has delivered to the Purchaser (a) copies of the audited consolidated balance sheets of the Company for the twelve (12) months period ended on December 31, 2006, together with the related audited consolidated statements of income, stockholders’ equity for the fiscal years ended December 31, 2006, and the notes thereto, attached hereto as Schedule 2.7A (the “Company 2006 Financial Statement”) and unaudited, unreviewed financial statements for the nine (12) months period ended September 30, 2007, attached hereto as Schedule 2.7B (the “Interim Financial Statements” and together with the Company 2006 Financial Statements, the “Company Financial Statements”). The Company Financial Statements (i) are accurate and complete in all material respects, (ii) were prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis (“GAAP”) throughout the periods covered thereby, except as otherwise noted thereon, and (iii) present fairly in all material respects the consolidated financial position, results of operations and changes in cash flow of the Company as of such dates and for the periods then ended (except that the Interim Financial Statements do not contain all of the notes required by GAAP and are subject to normal year-end adjustments). To the Company’s knowledge, there are no material liabilities or financial obligations of the Company or its Subsidiaries that are required to be reflected on a balance sheet prepared in accordance with GAAP, other than liabilities and obligations: (x) provided for or reserved against in the Company Financial Statements; or (y) arising after September 30, 2007 in the ordinary course of business, and which are not material to the financial position of the Company.

     SECTION 2.8.        Absence of Undisclosed Changes.

        Since September 30, 2007 until the date hereof, and except as set forth in Schedule 2.8 of the Company Disclosure Schedule, there has not been to the Company’s knowledge:

a)	any material damage, destruction or loss, whether or not covered by insurance to any of the Company or a Subsidiary;

b)	any waiver by the Company of a material right or of a material debt owed to the Company and relating to or materially affecting the business of the Company or any part thereof except in the ordinary course of business;

c)	any sale, transfer or lease of any of Company’s material assets or rights ,except in the ordinary course of business, or imposition of any Liens, on any of Company’s material assets or rights; or

d)	any change in the accounting methods or accounting principles or practices employed by the Company other than changes required by GAAP as reflected in the notes attached to the Company Financial Statements;

     SECTION 2.9.        Litigation.

        There is no suit, or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any director or officer of the Company, in such capacity, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against, or, to the knowledge of the Company, any investigation by any Governmental Authority involving, the Company or any of its Subsidiaries or any director or officer of the Company, in such capacity. The Company is not a plaintiff or claimant in any pending action, suit, or proceeding pending, and is not presently contemplating any such action, suit or proceeding. This Section 2.9 does not relate to any matters with respect to Taxes and environmental matters, which are addressed solely in Section 2.12 and Section 2.18, respectively.

     SECTION 2.10.        Title to Properties.

(a) Schedule 2.10(a) of the Company Disclosure Schedule contains a complete and accurate list of all real property utilized, owned or leased by the Company or any Subsidiary.

    (b)        Each of the Company and its Subsidiaries has good and marketable title to, or valid leasehold interests in, all its properties and other assets except for such as are no longer, nor reasonably expected to be, used in the conduct of its business. All such properties and other assets, other than properties and other assets in which the Company or any of its Subsidiaries has a leasehold interest, are free and clear of all Liens.

(c) This Section 2.10 does not relate to any matters with respect to intellectual property, which are addressed solely in Section 2.15.

     SECTION 2.11.        Material Contracts.

    (a)        Schedule 2.11(a) of the Company Disclosure Schedule contains a true and complete list of all written or oral Contracts agreements or understandings of the Company and/or any Subsidiary that are responsible for revenues, expenses or costs of at least two hundred thousand US dollars (US$200,000) per annum (the “Material Contracts”).

    (b)        Neither the Company nor any of its Subsidiaries is in material violation of or in material default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a material violation of or material default under) any Material Contract to which it is a party or by which it or any of its properties or other assets is bound.

     SECTION 2.12.        Taxes.

        Except as set forth on Schedule 2.12 of the Company Disclosure Schedule:

    (a)        All Tax Returns required to be filed by the Company and its Subsidiaries prior to the Closing Date for all taxable periods ending on or before the Closing Date have been timely filed, giving effect to any extension thereof and all such Tax Returns are true, complete and correct in all material respects. Each of the Company and its Subsidiaries (i) has paid all Taxes that are shown to be due on such Tax Returns, and (ii) has paid for the payment of all Taxes for which, to the knowledge of the Company, the Company or its Subsidiaries have liability for any taxable year or other period which shall have ended on or prior to the Closing Date. Each of the Company and its Subsidiaries has withheld all taxes, required to be withheld, on or prior to the Closing Date.

    (b)        There are no outstanding agreements extending the statutory period of limitation applicable to any claimfor, orthe period for the collection or assessmentof, Taxes due from the Company or any Subsidiary for any taxable period.

    (c)        To the knowledge of the Company, no investigation, audit or other proceeding by any court or Governmental Authority is pending with respect to any Taxes due from or with respect to the Company orany Subsidiary.

    (d)        Neither the Company nor any Subsidiary was required by any Governmental Authority to make any material adjustment in Taxes by reason of a change or proposed change in accounting method or otherwise.

    (e)        Neither theCompany nor any Subsidiary is liable forthe Taxes of any taxpayer other than the Company and such Subsidiary for any taxable period, which shall have ended on or prior to the Closing Date.

     SECTION 2.13.        Compliance with Applicable Law.

Each of the Company and its Subsidiaries has materially complied with, is not in violation in any material respects of, and has not received any notices in writing of violation with respect to, any U.S. federal, state or local statute, law or regulation or any orders or regulations of any Governmental Authority. Each of the Company and its Subsidiaries are in possession of and in compliance, in all material respects, with all material permits and licenses required under applicable laws, for the conduct of their business as currently conducted.

     SECTION 2.14.        Brokers' Fees and Commissions.

Except as set forth in Schedule 2.14 of the Company Disclosure Schedule, the Company or any Subsidiary has not employed any investment banker, broker or finder and the Company is not liable for any brokers’ fees, success fees or commissions due to any third party, in connection with the transactions contemplated hereby.

     SECTION 2.15.        Intellectual Property.

    (a)        Schedule 2.15(a) of the Company Disclosure Schedule lists all Trademarks (as defined below) and registered Copyrights (as defined below) and all registrations of, and applications to register, any of the foregoing with any Governmental Authority and any renewals or extensions thereof, owned or filed (as the case may be) by the Company or any Subsidiary. Neither the Company nor any Subsidiary has received any notice of, and to the Company’s knowledge there are no, Actions pending or threatened, in respect of the Company Intellectual Property (as defined below) which is owned by the Company, nor is the Company actually aware of any suit, action or proceeding for any third party rights in such Company Intellectual Property (as defined below). All the Intellectual Property necessary to conduct the business of the Company and its Subsidiaries, as presently conducted (the “Company Intellectual Property”) is owned exclusively or licensed from third parties by the Company or a Subsidiary, and with respect to Company Intellectual Property that is subject to a third party license, the Company and/or the Subsidiaries have the right to use such Company Intellectual Property free and clear of all Liens, subject to the terms of such third party licenses. Schedule 2.15(b) lists all of the Intellectual Property licensed by the Company to third parties, except for the sale or license of Company products to its customers.

    (b)        (i) with respect to Intellectual Property owned by the Company, to the Company’s knowledge, neither the Company nor any Subsidiary is infringing or has infringed upon, misappropriated or violated in any other way, any Intellectual Property rights of any third party rights and to the knowledge of the Company, no person is currently infringing upon any intellectual property rights of the Company or any Subsidiary, and (ii) with respect to Intellectual Property which is licensed from third parties to the Company, the Company is not actually aware that such third party Intellectual Property infringes or is alleged to infringe any Intellectual Property of others.

    (c)       Schedule 2.15(c)(1) lists all of the Company’s Intellectual Property licensed from third parties. Except as listed in Schedule 2.15(c)(2) of the Company Disclosure Schedule all Company Intellectual Property, other than the Company Intellectual Property which is licensed from third parties, was to the Company’s knowledge (i) developed by the Company, a Subsidiary or by employees or consultants thereof pursuant to a customary invention assignment agreement assigning all rights with respect thereto to the Company, (ii) created by third parties who assigned ownership of their rights to the Company pursuant to a customary confidentiality and invention assignment agreement, or (iii) assigned to the Company pursuant to a valid assignment agreement.

    (d)        Except as disclosed in Schedule 2.15(d) of the Company Disclosure Schedule, each person employed by the Company or a Subsidiary (including consultants and independent contractors) during the three-year (3) period ending on the date hereof and, to the Company’s knowledge, each other third party having access during such period to confidential information of the Company or a Subsidiary or to any Company Intellectual Property, has executed a confidentiality and non-disclosure agreement in a form containing terms customary in the industry. To the Company’s knowledge, neither the execution or delivery of such agreements, nor the carrying on of the business of the Company or any Subsidiary as currently conducted by any of their respective employees (including consultants and independent contractors, working in capacities similar to employees) conflicts with or constitutes a breach of the terms, conditions or provisions of, or constitutes a default under, any contract, covenant or instrument under which any such employee (including consultants and independent contractors, working in capacities similar to employees) is obligated. The Company and each Subsidiary have taken reasonable steps in accordance with normal industry practice to protect their rights in confidential information and trade secrets.

     SECTION 2.16.        Employees; Labor Relations.

    (a)        Schedule 2.16(a) of the Company Disclosure Schedule sets forth a list of all the directors, officers, employees and consultants (excluding consultants and employees entitled to receive less than fifty thousand US dollars (US$50,000) per annum, lawyers and accountants) of the Company and any Subsidiary (the “Employees”) and all compensation and benefits payable per annum or which the Company or any Subsidiary, as relevant, is bound (pursuant to written or oral agreements) to provide to each Employee. Except as set forth in Schedule 2.16(a), no Employee is entitled to or was promised any equity rights in the Company, bonuses or other future payments of any type whatsoever from the Company; except for any bonuses or future payments due to such employees for work performed following the Closing Date in the ordinary course of business and consistent with the Company’s prior practices and which are not mentioned in Schedule 2.16, provided such bonuses and payments do not exceed an aggregate amount of two hundred thousand US dollars (US$200,000).

    (b)        The Purchaser has received true and complete copies of all employment and consultancy agreements (including any agreements between the Company or any Subsidiary and any such Employee concerning Company Intellectual Property, confidentiality and non-competition) under which the key Employees are engaged. Neither the Company nor any Subsidiary is a party or subject to any collective bargaining agreement with any labor union or any local or subdivision thereof. There is no current union organizing activity among any of the Employees or any union representative petition pending or threatened. Except as set forth on Schedule 2.16(b) of the Company Disclosure Schedule, there are no customs or customary practices regarding Employees that could be deemed to be binding on the Company or any Subsidiary.

    (c)        Each of the Company and its Subsidiaries is materially in compliance with all legislative or other provisions, rules and regulations relating to employees, and their terms and conditions of employment and has made all deductions, withholdings and payments required to be made by law, or reserves therefor have been made in the Company Financial Statements.

     SECTION 2.17        ERISA.

        Neither the Company nor any Subsidiary or Affiliate (within of Section 414 (b) or (c) of the Code) maintains or has in the last five (5) years prior to the date hereof maintained, contributed to or has in the last five (5) years prior to the date hereof had any obligation to contribute to, or any liability with respect to any employee benefit plan (as defined in Section 3(3) of ERISA).

     SECTION 2.18.        Environmental Matters.

    (a)        (i) Each of the Company and its Subsidiaries is, and has been, in material compliance with all Environmental Laws and (ii) there is no Action pending, or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property owned, operated or leased by the Company or any of its Subsidiaries relating to or arising under Environmental Laws, and, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice of or entered into or assumed by Contract or operation of law or otherwise, any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws. This Section 2.18, including all subsections, represents the sole and exclusive representation and warranty of the Company regarding environmental matters. For purposes of this Agreement:

    (b)        each of the Company and its Subsidiaries has obtained all permits, licenses and other authorizations that are required under applicable Environmental Laws (“Environmental Permits”) to conduct their businesses and has filed all material obligatory reports, notices, assessments, plans, inventories, and applications required by Environmental Laws (collectively, “Filings”);

    (c)        no judicial or administrative proceedings or investigations are pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries and no written notice, citation, summons or order has been delivered to the Company or any Subsidiary by any Governmental Authority pursuant to any applicable Environmental Laws (collectively, “Environmental Claims”);

    (d)        there have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by the Company or the Subsidiary in relation to any real property owned or leased by the Company or any Subsidiary; and

    (e)        neither the Company nor any Subsidiary, nor any of the real property currently or, to the knowledge of the Company, formerly owned, operated or leased by them, is currently subject to any environmental remediation, clean-up or other environmental obligation arising under applicable Environmental Laws.

     SECTION 2.19.        Customers and Suppliers.

    (a)        Schedule 2.19(a) of the Company Disclosure Schedule contains a true and complete list of the Company’s material customers and the sales to such customers in respect of the business of the Company during the twelve-month period ended December 31, 2006 and the nine-month period ended September 30, 2007. The Company has received no written notice, from any customer listed on Schedule 2.19(a), announcing the termination of the agreement between the Company and such customer.

    (b)        Schedule 2.19(b) of the Company Disclosure Schedule contains a true and complete list of the Company’s material suppliers and the purchases by the Company and its Subsidiaries from such suppliers during the twelve-month period ended December 31, 2006 and the nine-month period ended September 30, 2007.

     SECTION 2.20.        Transactions with Affiliates.

        Except as set forth in Schedule 2.20 of the Company Disclosure Schedule, no officer, director or stockholder of the Company, (or immediate family member of any of the foregoing) has or has had, directly or indirectly, (i) an interest in any entity which furnished or sold, or furnishes or sells, services, products or technology to the Company or any Subsidiary or (ii) any interest in any entity that purchases any goods or services from the Company, or (iii) a beneficial interest in any Material Contract to which the Company is a party.

     SECTION 2.21.        Disclaimer of Warranties.

        Except as and to the extent expressly set forth in this Section 2, taken together with the Company Disclosure Schedule, the Company and each of the Sellers, are not making and have not made any representations or warranties whatsoever, express or implied, relating to the Company or its Subsidiaries, including any representations or warranties as to the future sales or profitability of the Company or its Subsidiaries, or arising by statute or otherwise in law, from a course of dealing or usage of trade. All such other representations and warranties are hereby expressly disclaimed by the Company. Notwithstanding the foregoing, the Company represents and warrants that no representation or warranty provided by the Company or any Seller herein, and no statement contained in the Company Disclosure Schedule contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

     SECTION 2.22        Insurance.

    (a)        Each insurance policy to which the Company or any of its Subsidiaries is a party or by which any of their assets are covered is valid and binding and in full force and effect, all premiums due thereunder have been paid when due and neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination in respect of any such policy or is in default thereunder, and the Company has no knowledge of any reason or state of facts that could reasonably be expected to lead to the cancellation of such policies or of any threatened termination of, or material premium increase with respect to, any of such policies.

(b) No claim under any insurance policy covering the Company or any of its Subsidiaries or any of their assets is currently pending.

     SECTION 2.23        Bank Accounts; Debt and Loan Facilities.

        Details regarding the Company’s and any Subsidiary’s bank accounts and credit facilities are as set forth in Schedule 2.23 of the Company Disclosure Schedule and except for such bank accounts the Company and the Subsidiaries do not have any other bank accounts severally or jointly with others.

ARTICLE III

REPRESENTATIONS AND
WARRANTIES OF THE SELLERS

        The Sellers hereby, jointly and severally, make the following representations and warranties (unless otherwise required from the context in which case each Seller is making the representation in regard to itself only) to the Purchaser:

     SECTION 3.1.        Ownership of Shares of Common Stock.

        The Sellers are the holders of record and own beneficially the entire issued and outstanding share capital of the Company as stated in Schedule 3.1, which sets forth the number of shares owned by each Seller. Each Seller owns its portion of the Purchased Shares free and clear of any Liens. The Sellers are not a party to any voting trust, proxy or other agreement with respect to the voting of any of the Purchased Shares which will remain in force or effect after the Closing. At Closing, each Seller will convey to the Purchaser good title to the portion of the Purchased Shares owned by such Seller free and clear of any Liens.

     SECTION 3.2.        Organization and Authority.

        Each Seller is a limited liability corporation duly organized and validly existing under the laws of its jurisdiction of organization. Each Seller has full corporate power and authority and legal capacity to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform the obligations of such Seller hereunder. The execution and delivery of this Agreement by the Sellers, the performance by each Seller of its obligations hereunder, and the consummation by each Seller of the transactions contemplated hereby have been, or will have been prior to the Closing, duly and validly authorized by such Seller’s corporate bodies as required by applicable law and by such Seller’s organizational documents. No other corporate action on the part of the Sellers is necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each Sellers and will constitute a valid and binding obligation of the Sellers, enforceable against them in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, and except to the extent that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

     SECTION 3.3.        No Conflicts.

        Neither the execution, delivery and performance by the Sellers of this Agreement, the performance by each Seller of its obligations hereunder nor the consummation by each Seller of the transactions contemplated hereby will (a) violate, conflict with or result in any breach of any provision of each such Seller’s organizational documents, as currently in effect, (b) violate or breach any provision of any order, writ, judgment, injunction, decree, law or statute, rule or regulation of any court or Governmental Authority applicable to such Seller, or (c) violate, breach, cause a default under (with or without due notice or lapse of time or both) any material contract, or result in the creation of a Lien over the Purchased Shares.

     SECTION 3.4.        Brokers' Fees and Commissions.

        Except for the Broker Fees and Prior Bonuses (as defined below) and any commissions to be paid by Sellers, the Sellers have not employed any investment banker, broker or finder, and there are no commissions due to any third party, in connection with the transactions contemplated hereby.

     SECTION 3.5.        Disclaimer of Warranties.

        Except as and to the extent expressly set forth in this Section 3 and in Section 2 above, the Sellers are not making and have made no representations or warranties whatsoever, express or implied, relating to each Seller, the Company or the Subsidiaries. All such other representations and warranties are hereby expressly disclaimed by the Sellers.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

        Except as set forth in the disclosure schedules delivered by the Purchaser to the Sellers (the “Purchaser Disclosure Schedule”), the Purchaser represents and warrants to the Company and the Sellers as follows:

     SECTION 4.1.        Organization and Qualification.

        The Purchaser is a partnership duly organized and validly existing under the laws of the jurisdiction of its organization, with all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority is not, in the aggregate, reasonably likely to have a Purchaser Material Adverse Effect.

     SECTION 4.2.        Authorization.

        The Purchaser has full partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder, and the consummation by it of the transactions contemplated hereby have been duly authorized by the Purchaser’s partnership bodies as may be required under the Purchaser’s organizational documents. No other proceeding on the part of the Purchaser is necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally.

     SECTION 4.3.        No Violation.

        Neither the execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder nor the consummation by the Purchaser of the transactions contemplated hereby will (a) violate, conflict with or result in any breach of any provision of the limited partnership agreement of the Purchaser, (b) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under the terms, conditions or material provisions of any note, bond, mortgage, indenture, deed of trust, license, lease or agreement to which the Purchaser is a party, or (c) violate any order, writ, judgment, injunction, decree, statute, rule or regulation of any court or domestic or foreign Governmental Authority applicable to the Purchaser, except such defaults and violations which, in the aggregate, are not reasonably likely to have a Purchaser Material Adverse Effect.

     SECTION 4.4.        Consents and Approvals.

        Except as set forth on Schedule 2.6 of the Company’s Disclosure Schedule, Purchaser is not aware of any filing, registration, notice, permit, authorization, consent or approval of any third party or any Governmental Authority necessary for the consummation by the Purchaser of the transactions contemplated by this Agreement.

     SECTION 4.5.        Brokers' Fees and Commissions.

        Neither the Purchaser nor any of its directors, officers, employees or agents, has employed any investment banker, broker or finder in connection with the transactions contemplated hereby.

     SECTION 4.6.        Experience.

        The Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks relating to the acquisition of the Company, and has reviewed and inspected all of the data and information provided to it by the Company in connection with this Agreement. The Purchaser acknowledges that it is able to evaluate and bear the economic risks associated with the acquisition contemplated by this Agreement

     SECTION 4.7.        Receipt of Information.

        The Purchaser warrants, represents and acknowledges that it and its advisors have been granted the opportunity to conduct, and has conducted, a due diligence inquiry of the Company and its Subsidiaries, and their activities, including, but not limited, with respect to Company Intellectual Property and agreements, and including further, the Purchaser was granted the opportunity to interview their executives regarding the understanding of the Company, their understanding of the market and their plans and expectations. The Purchaser have met the management team and interviewed them. Nothing herein shall be deemed to limit the Sellers’ and the Company’s liabilities with respect to their representations and warranties provided hereunder.

     SECTION 4.8.        Financing.

        Purchaser shall have upon the due payment dates in accordance with Section 1.2 above the funds necessary to consummate the transactions contemplated by this Agreement

    SECTION 4.9        Conduct of Business of the Company Following the Closing and Prior to the Receipt by Sellers of the Entire Purchase Price.

        The Purchaser hereby represents and warrants that, except as for the actions referred to in Schedule 4.9 attached hereto (the “Actions”), until the release of the Purchased Shares from the Escrow Agent to the Purchaser, the Purchaser shall cause the Company and the Company shall, (i) conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, (ii) pay its debts and Taxes when due, (iii) pay or perform other material obligations when due (including accounts payable), (iv)  preserve intact its present business organizations, and (v) use best efforts to keep available the services of its present officers and key employees and maintain the existing compensation arrangements with them, and (vi) use best efforts to preserve the relationships with its customers, suppliers, distributors, licensors, licensees, and others having business dealings with them.

        Except for the Actions, during the Escrow Period the Purchaser shall cause the Company not to, and the Company shall not do any of the following:

(i)	cause or permit any amendments to its organizational documents;

(ii)	merge, consolidate, restructure, reorganize or take any similar action or transaction with respect to the Company or any subsidiary thereof;

(iii)	declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company shares or repurchase or redeem any Company shares (or options, warrants or other rights exercisable therefore);

(iv)	sell, transfer, pledge, dispose of, grant any rights in, encumber, or pledge in or with respect to any of the Purchased Shares, or rights of any kind to acquire any of the Purchased Shares;

(v)	issue, sell, pledge, dispose of, encumber, or authorize, agree or commit to issue, sell, pledge, dispose of or deliver any additional shares of, or rights of any kind to acquire any shares of, the capital stock of the Company or any subsidiary or any other ownership interest (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) of the Company or any subsidiary, except for equity grants in the Company to senior employees, that do not exceed, in the aggregate, 0.5% of the share capital of the Company;

(vi)	incur any indebtedness, or make any loan to any Person (other than loans to employees in the ordinary course of business consistent with past practice) or guarantee any indebtedness of any Person, or purchase debt securities of any Person, or amend the terms of any outstanding loan agreement;

(vii)	(x) sell, lease, license or transfer to any Person any material rights to any Company Intellectual Property or materially modify any Material Contract, or (y) enter into any contract containing any non-competition covenants or other restrictions relating to its business activities, other than standard distribution or reseller agreements in the ordinary course of business consistent with past practice;

(viii)	enter into any contract with, or pay any sums to, the Purchaser or its affiliates or into any contract in which any officer, director, employee, consultant or agent of the Company (or any member of their immediate families) has an interest;

(ix)	acquire or agree to acquire or sell or agree to sell by merging or consolidating with, or by purchasing or selling a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or sell or agree to acquire or sell any assets which are material, individually or in the aggregate, to its business;

take, or agree in writing or otherwise to take, any of the actions described above, or any other action that would (i) prevent the Sellers, Purchaser and/or the Company from performing, or cause them not to perform their respective covenants under this Agreement or the License Agreement, (ii) cause or result in a challenge to, call into question or cast doubt on the validity or enforceability of the this Agreement, the License Agreement, or any of the transactions contemplated hereby. The Purchaser contemplates entering into certain new or amended employment agreements with senior employees of the Company or its Subsidiaries. The Purchaser undertakes (and the Purchaser shall cause the Company) that any new benefits provided in such agreements that exceed current benefits shall come into effect only after the transfer of the full Purchase Price to the Sellers. The Purchasers shall instruct the management of the Company to adhere to the above provisions of this Section and to submit to the Board of Directors of the Company any matter listed in this Section.

ARTICLE V

COVENANTS

     SECTION 5.1.        [Intentionally Left Blank]

     SECTION 5.2.        Access to Information; Confidentiality.

    (a)        Between the date of this Agreement and the receipt by the Sellers of the Purchase Price in full, (i) the Sellers shall have an observer on the Board of Directors of the Company and each of its Subsidiaries (and each committee thereof). Such observer shall have a right to participate in all meetings of the Board of Directors of the Company and each of its Subsidiaries (and all committees thereof) and shall receive all information received by other Board members at the same time that such information is provided to any or all of the other Board members, and (ii) the Sellers shall have full and free access to the Company and any information related to the Company. The Company will give the Sellers and their authorized representatives reasonable access to all offices and other facilities and to all books and records of each of the Company and its Subsidiaries and will permit the Sellers to make such inspections, and will fully cooperate with regard to such inspections, as it may reasonably require, and will cause its officers to furnish the Sellers such financial and operating data and other information with respect to the business and properties of the Company, as the Sellers may from time to time reasonably request.

    (b)        Between the date of this Agreement and the receipt by the Sellers of the Purchase Price in full, except for disclosures expressly permitted by the terms of the confidentiality provisions included in the term sheet executed by Magic Ltd. and the Purchaser, dated as of December 30, 2007, as it may be amended from time to time (the “Confidentiality Agreement”), the Purchaser shall hold, and shall cause its officers, employees, accountants, counsel, financial advisors and other representatives to hold, all information received from the Company and/or the Sellers, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

     SECTION 5.3.        All Reasonable Efforts.

        Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, as promptly as practicable, all things necessary, proper and advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. If at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, including, without limitation, the execution of additional instruments, the proper officers and directors of each party to this Agreement shall take all such necessary actions.

     SECTION 5.4.        Public Announcements.

        No press release or announcement concerning the transactions contemplated hereby will be issued by the Company or the Sellers without the prior consent of the Purchaser or by the Company or the Purchaser without the prior consent of Magic Ltd.; except as such release or announcement may be required under applicable law or stock exchange regulations or rules in which a party’s shares are regularly traded, in which case the party required to make the release or announcement will allow the party whose consent would otherwise be required reasonable time to comment on such release or announcement in advance of such issuance.

     SECTION 5.5.        No Solicitation of Employees.

        None of Purchaser or its limited partnerships will, at any time during the period from the date hereof through the first anniversary of the Closing Date, directly or indirectly, solicit the employment of any of Sellers’ employees as of the date hereof without the prior written consent of the relevant Seller, provided that the Purchaser or the Company shall not be prohibited from offering employment to any employee of any of the Sellers as of the date hereof whose employment with any of the Sellers was terminated by the Sellers after the date hereof.

        None of Sellers will, at any time during the period from the date hereof through the first anniversary of the Closing Date, directly or indirectly, solicit the employment of any of Company’ employees as of the date hereof without the prior written consent of the Purchaser, provided that the Sellers shall not be prohibited from offering employment to any employee of any of the Company or its Subsidiaries as of the date hereof whose employment with the Company or its Subsidiaries was terminated by the Company after the date hereof.

     SECTION 5.6.        Company Closing Status.

        At Closing, the Company shall possess cash and/or cash equivalents in the amount of one million US dollars (US$1,000,000) (the “Company Closing Status”). In addition, the Company shall possess (i) an additional amount of five hundred thousand US dollars (US$500,000) in cash, such additional amount to be used for payments (in accordance with written instructions delivered by Sellers to Purchaser and the Company) of any unpaid portion of the 2007 performance bonuses and success bonuses due to the completion of the transaction contemplated by this Agreement (the “Prior Bonuses”) to certain key management employees (“Key Employees”) listed on Schedule 5.6 attached hereto (due to such employees under their existing agreements as of the Closing Date), and (ii) an additional sum of one hundred thousand US dollars (US$100,000) for payment of Broker Fees (as defined in Section 3.4 above). Nothing herein shall be deemed to impose on the Purchasers or the Company liability to pay any Prior Bonuses or Broker Fees, exceeding the forgoing amounts. In the event that the actual amounts payable to the Key Employees as Prior Bonuses shall be lower then the sum of five hundred thousand US dollars (US$500,000), the Company shall promptly refund to Sellers any such excess amount.

    SECTION 5.7        License Agreement.

        At Closing, the Company and Magic Ltd. shall execute and deliver the License Agreement.

    SECTION 5.8        Assistance To Purchaser.

        Without derogating from the Purchaser’s representation in Section 4.8 above, during the Escrow Period the Sellers shall provide any reasonably requested information by Purchaser relating to the Company, provided such information is in the knowledge and possession (and does not require further analysis) of Sellers; provided, however, that (i) the Sellers shall not be required to make any representation or warranty or to guaranty any obligation to any third party; and (ii) that any non delivery of such information shall not relieve the Purchasers from their obligations and liabilities as stipulated in this Agreement.

     SECTION 5.9        Post Closing Assistance of Company Employees and Access to Certain Information.

    (a)        Commencing on the Closing and thereafter, Purchaser shall, in response to a reasonable request by any Seller, provide to Magic Ltd., at no cost to the Sellers except for reimbursement of Purchaser’s, Company’s or such employee’s out-of-pocket expenses, the services of any key Employee, as reasonably requested by any of the Sellers to assist the Sellers with preparation of any filings with any Governmental Authority and response to any inquiries from any Governmental Authority or any third parties and preparation of financial statements for the year 2007.

    (b)        Commencing on the Closing and thereafter Sellers shall cooperate with the Company and Purchasers in the efforts to receive all consents and approvals required with respect to the Share Purchase in accordance with Schedule 2.6 of the Company Disclosure Schedule.

    SECTION 5.10        Non-Compete.

    (a)        Neither Seller shall, at any time during the three-year (3) period immediately following the Closing Date, directly or indirectly, own, manage, control or participate in the ownership, management or control of any business which competes with the Company’s business as conducted as of the Closing Date (i.e. selling the Company’s software application to the Continuance Care Retirement Community market) nor shall Sellers actively divert existing customers of the Company or any Subsidiary to a competitor of the Company or any Subsidiary; provided that, the foregoing shall not prohibit Sellers (together) from owning as a passive investment of five percent (5%) or less of the outstanding equity of any publicly-traded entity; and provided, further, for clarity, that it shall not prevent Sellers from selling the Software (as such term is defined in the License Agreement) or any new versions of such Software in any market whatsoever (including to competitors of the Company or its Subsidiaries).

    (b)        Any purchaser of a majority or a controlling interest in any of the Sellers (via merger, share acquisition or otherwise) shall be bound by the foregoing non-compete obligation solely with respect to such Sellers and its operations and/or business as of the closing of such acquisition, as a subsidiary, unit or division with such purchaser, as the case may be, and the foregoing undertaking shall not in any manner limit, restrict hinder any such other operations, activities, investments holdings etc., of such purchaser.

    SECTION 5.11        Errors and Omissions Insurance Policy.

The Purchasers hereby undertake to cause the Company and its Subsidiaries to procure no later then January 9, 2008, and to maintain thereafter during the Escrow Period, an errors and omissions insurance similar to the existing errors and omissions insurance covering the Company and its Subsidiaries attached hereto as Exhibit 5.10, with a coverage of not less then three million US dollars (US$3,000,00) per incident and per annum.

ARTICLE VI

CLOSING

     SECTION 6.1        Closing.

        The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously with the execution of this Agreement, at the offices of Meitar, Liquornik Geva & Leshem Brandwein, on December 30, 2007 (the “Closing Date”). At the Closing:

(a) The Company and the Sellers shall deliver to the Purchaser (or the Escrow Agent, as indicated) the following:

    (i)        to the Escrow Agent, stock certificates in the name of the Escrow Agent representing the Purchased Shares, accompanied by validly executed stock powers to the Escrow Agent with respect to the transfer of the Purchased Shares from the Sellers to the Escrow Agent;

(ii) to the Escrow Agent, blank stock power deeds allowing the Escrow Agent to transfer the Purchased Shares to either the Purchaser or the Sellers, as set forth in this Agreement, as the case may be;

(iii) to the Purchaser, resignations of all directors of the Company and its Subsidiaries of the Company and its Subsidiaries;

(iv) to the Purchaser, the License Agreement duly executed by Magic Ltd. and the Company; and

(v) to the Purchaser, the Escrow Agreement, duly executed by the Purchaser and the Escrow Agent.

(b) Purchaser shall deliver or cause to be delivered to the Sellers the following:

(i) a copy of the License Agreement duly executed by the Purchaser; and

(ii) the Purchaser shall pay to the Sellers the funds payable at the Closing pursuant to Section 1.2 hereof; and

(iii) The Purchaser shall deliver to the Sellers the Escrow Agreement, duly executed by the Purchaser.

    (c)        The Company shall record the transfer of the Purchased Shares to the Escrow Agent on the Company’s stockholders ledger and other records in accordance with the Escrow Agreement and the Company shall make all filings and registrations as may be necessary to perfect such transfer and shall deliver copies thereof to the Purchaser.

ARTICLE VII

INDEMNIFICATION

     SECTION 7.1.        Survival of Representations and Warranties.

        All representations and warranties contained in this Agreement and all claims with respect thereto shall survive the execution and delivery of this Agreement and the Closing hereunder until the lapse of thirteen (13) months of the Closing Date, except that the provisions of Section 2.9 (Litigation) and 2.15 (Intellectual Property) hereof shall survive until thirty (30) months following the Closing Date, the provisions of Section 5.10 (Non Compete) shall survival until expiration of thirty six (36) months following the Closing Date and the provisions of Sections 2.1 (Organization and Qualification), 2.4 (Capitalization), 2.5 (Subsidiaries and Equity Interest) shall survive until the end of the applicable statute of limitations and 2.12 (Taxes) shall survive until the lapse of ninety (90) days following the end of the applicable statute of limitations (the “Survival Period”). Any claim hereunder for breach of any representation or warranty or Third Party Claim (as defined below) must be notified in writing to the Indemnifying Party (as defined below) prior to the expiration of the applicable Survival Period.

     SECTION 7.2.        Indemnification by the Sellers.

    (a)        From and after the Closing and until the lapse of the applicable Survival Period, the Sellers, jointly and severally, shall indemnify and hold the Purchaser and the Company and its respective officers, directors, employees, agents and representatives (the “Purchaser Indemnified Parties”) harmless, subject to certain limitations as described herein, from and against, and agree to promptly defend the Purchaser Indemnified Parties from and reimburse the Purchaser Indemnified Parties for, any and all Losses (as defined below) which any Purchaser Indemnified Party actually suffers or incurs, or becomes subject to, directly or indirectly as a result of or in connection with any: (i) material breach of any representation and warranty under this Agreement, (ii) material breach of any covenant made or other obligation by the Company or the Sellers in this Agreement and/or (iii) Tax liability or deficiency of the Company with respect to periods which have ended, on or prior to, the Closing Date. For the avoidance of doubt, a claim for indemnification in respect of Tax liability or deficiency of the Company as stated herein above shall not be subject to any limitation whatsoever, including, but not limited to any limitation of time or amount of claim, whether pursuant to this Agreement or any other agreement, and any such Tax liability which is subject to indemnity shall be paid by the Sellers to the relevant tax authorities no later than the last date upon which the Purchaser Indemnified Parties are required under applicable law to make such payments after giving effect to any extension obtained, such payment not to be deemed to limit the Sellers’ right to seek extension or otherwise challenge or dispute any requirement to pay such Taxes.

     SECTION 7.3.        Indemnification Procedure.

    (a)        The Purchaser shall as soon as possible notify the Sellers via registered mail, in writing of any claim or demand made by a third party (“Third Party Claim”), which the Purchaser has determined has given or could give rise to a right of indemnification under Section 7.2.

    (b)        The Sellers shall have the right to assume, and with respect to claims or demands made by any tax authority which are subject to indemnification hereunder, shall be obligated to assume, the defense, including all costs and expenses of such defense and employ counsel to defend any such claim or demand asserted against any Purchaser Indemnified Party. Subject to the previous sentence, the Purchaser Indemnified Parties shall have the right to participate in (but not control) the defense of any such claim or demand at its own expense. Except with respect to the defense by the Sellers of any claim or demand related to taxes which is subject to indemnification hereunder, in the event that such counsel has a conflict of interest in representing such Purchaser Indemnified Party, Sellers shall also reimburse the Purchaser Indemnified Party for the reasonable expenses of one legal counsel to be appointed by it to participate in (but not control) the defense of any such claim. The Sellers shall notify the Purchaser Indemnified Parties in writing, within fifteen (15) Business Days after the date of the notice of claim given by the Purchaser to the Sellers under Section 7.3(a) of its election to defend any such third party claim or demand. The Sellers shall not settle or compromise any such claim or demand without the Purchaser’s prior written consent unless such settlement contains a complete discharge and full release of any liability of the Purchaser Indemnified Parties under such claim or demand. The Purchaser Indemnified Parties shall make available to the Sellers or its representatives, all records and other material in the Purchaser Indemnified Parties’ possession reasonably required by it for its use in contesting any third party claim or demand. The Purchaser Indemnified Parties shall not settle or compromise any such claim or demand without the Sellers’ prior written consent.

    (c)        If the Purchaser determines in good faith that it is entitled to indemnification pursuant to Section 7.2 (not based on a Third Party Claim) and the Purchaser desires to seek an indemnification claim hereunder, the Purchaser shall give to the Sellers a written notice with respect thereto, in addition to any notice required under Section 7.3(a) (a “Purchaser’s Notice of Claim”) setting forth in reasonable detail the basis for such claim, providing copies of all relevant documents or other information, and specifying the amount of Losses claimed (which, if not finally determined, may be a good faith estimate thereof) (the amount of Losses so claimed being hereinafter referred to as the “Purchaser’s Indemnity Claim Amount”).

    (d)        The Sellers may, within thirty (30) days after receipt of any Purchaser’s Notice of Claim, object to such Purchaser’s Notice of Claim and dispute the claim in full or any Purchaser’s Indemnity Claim Amount set forth in such Purchaser’s Notice of Claim by delivery to the Purchaser of written notice of such dispute (a “Sellers’ Dispute Notice”), setting forth in reasonable detail the basis for such dispute and the amount of the Purchaser’s Indemnity Claim Amount which the Sellers object to being claimed by the Purchaser in respect of the Purchaser’s Notice of Claim.

    (e)        If the Purchaser does not receive a Sellers’ Dispute Notice that relates to a Purchaser’s Notice of Claim within thirty (30) days after the Purchaser actually delivers such Purchaser’s Notice of Claim to Sellers, such claim specified in the Purchaser’s Notice of Claim will be conclusively deemed a liability of the Sellers and the Sellers shall pay the Purchaser’s Indemnity Claim Amount (subject to the limitation set forth below) on demand or set off such Indemnity Claim Amount (or any portion thereof) against any license fees still due to Sellers under the License Agreement in accordance with the provisions of Section 7.7 below, or, in case of any portion of the Purchaser’s Indemnity Claim Amount is subject to further assessment, on such later date when the amount of such claim (or such portion thereof) becomes finally determined. If the Sellers have timely delivered the Sellers’ Dispute Notice, as provided above, the Sellers and the Purchaser will proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations within thirty (30) days after the delivery of the Sellers’ Dispute Notice, the parties will be free to pursue such remedies as may be available under this Agreement.

(f) Commencement of the procedure stated in this Section 7.3 shall not preclude the Purchaser from commencing the procedure under Section 7.7 simultaneously.

     SECTION 7.4.        Limitations on Indemnification Under Section 7.2.

        The Sellers shall not be liable and shall not indemnify the Purchaser Indemnified Parties with respect to any claims pursuant to Section 7.2 or otherwise under this Agreement: (i) to the extent that the Loss is recovered from insurance proceeds; (ii) if the aggregate amount of Losses already paid (or set off or withheld under Section 7.7 below in accordance with its terms, taken together) by the Sellers pursuant to indemnification claims under Section 7.2 exceeds two million US dollars (US$2,000,000) (the “Cap Amount”), excluding, however, (x) Losses resulting from fraud by the Seller, (y) any payments that the Company may be required to make to any Governmental Authority for, or any Losses arising from any Tax deficiencies for which Purchaser or the Company are entitled to indemnification under Section 7.2 above, which amounts shall also not be subject to the Basket Amount (as defined below); or (iii) until the aggregate amount of Losses actually incurred by the Purchaser Indemnified Parties with respect to such claims exceeds one hundred and fifty thousand US dollars (US$150,000) in the aggregate (the “Basket Amount”), and then the Purchaser Indemnified Parties will be entitled to all Losses from the first dollar underlying such claim.

     SECTION 7.5.        Indemnification by the Purchaser.

        From and after the Closing and until the lapse of the Purchaser Survival Period, the Purchaser shall indemnify and hold the Sellers, their Affiliates and their respective officers, directors, employees, agents and representatives (the “Sellers Indemnified Parties”) harmless from and against, and agree to promptly defend the Sellers Indemnified Parties from and reimburse the Sellers Indemnified Parties for, any and all Losses, at such time that they are incurred, which the Sellers Indemnified Parties may at any time suffer or incur, or become subject to, directly as a result of, or in connection with any material inaccuracy in any representations and warranties and/or breach of any material covenant made by the Purchaser in this Agreement.

    SECTION 7.6.        Procedures for Indemnification.

        The procedures for indemnification set forth in Section 7.3 herein shall apply mutatis mutandis to the indemnification obligation under Section 7.5 herein.

     SECTION 7.7.        Right to Set-Off Indemnity Final Undisputable Amounts from Fees Under The License Agreement.

    (a)        Both the Sellers and the Purchaser acknowledge that there is a sum of three million US dollars (US$3,000,000) to be paid as license fees (“License Fees”) under the License Agreement out of which, the first amount of one million US dollars (US$1,000,000) to be paid under the License Agreement (the “Exempt Amount”) shall be payable unconditionally to Magic Ltd. For the avoidance of any doubt, except for any First Year Tax Set Off, the Exempt Amount shall not be subject to the right of the Purchaser to set off as provided below and any set-off right under this Section will be allowed subject to and conditioned upon the payment in full of the Exempt Amount.

    (b)        The Sellers and the Purchaser agree that the following set off of Undisputable Indemnity Amounts (as defined below) will be allowed against the Remaining License Fees (as defined below) and that no other set off will be allowed; all according to the following terms and conditions: Commencement of the procedure stated in this Section 7.7 shall not preclude the Purchaser from seeking indemnity pursuant to Section 7.3 simultaneously.

    (i)        The Set Off Notice (as defined below) must be delivered to the Sellers prior to the due date for payment of any Remaining License Fees in accordance with the License Agreement; for avoidance of doubt, any Remaining License Fees (or portions thereof) not subject to a Set Off Notice on their payment date according to the License Agreement will be paid according to the terms of the License Agreement and may not be delayed or withheld for any reasons in connection with this Section 7.

    (ii)        Once a Set Off Notice was delivered to the Sellers during and subject to the applicable Survival Periods and the Cap Amount (as defined below), the Purchaser shall be allowed to withhold the Remaining License Fees (or a smaller amount, mentioned in the Set Off Notice) only until such time as the Set Off Notice (or any portion thereof) becomes either:

(A) an Undisputable Indemnity Amount – in which case Purchaser may set off the Remaining License Fees against such Undisputable Indemnity Amount; or

    (B)        a Rejected Set Off Notice (as defined below) – in which case the Purchaser shall immediately pay such Remaining License Fees (or a smaller amount, withheld due to the Set Off Notice) detailed therein (up to the Remaining License Fees).

(iii) There will be no set off of any sums unless the Sellers shall be liable to indemnify any Purchaser Indemnified Party in accordance with all the provisions and limitations of Section 7 herein.

(iv) All set offs together shall not exceed, in the aggregate, together with any other indemnity payment/obligations/claims under this Agreement, two million US dollars (US$2,000,000).

    (v)        In the event that any Remaining License Fees were actually withheld and thereafter were classified hereunder as Rejected Set Off Notice – the Purchaser shall add to the Remaining License Fees (or any portion thereof) an annual interest (paid ratably for part of a year) in the amount equal to the then current LIBOR plus three percent (3%) accrued from the due date for payment of such fees under the License Agreement until actual payment of such License Fees.

(vi) There will be no set off in case Purchaser is in default under this Agreement or the Company is in default under the License Agreement.

     SECTION 7.8.        Remedies Exclusive.

        Without derogating from, and subject to, Section 1 above, except for specific performance and any other equitable remedies and except in the event of fraud, the parties acknowledge and agree that the indemnification provisions of this Section 7 shall be the exclusive remedies of the parties with respect to the transactions contemplated by this Agreement and the parties agree that they will not exercise any other remedy. Anything contained in this Agreement to the contrary notwithstanding, neither the Purchaser Indemnified Parties, nor the Sellers Indemnified Parties will be entitled to any recovery from the other party under this Agreement for such Indemnified Party consequential, incidental, special, punitive or indirect damages, including loss of profits or loss of opportunities.

ARTICLE VIII

DISPUTE RESOLUTION

     SECTION 8.1.        Submission to Arbitration.

        The parties hereto undertake to adopt the principle of good faith and to use their best efforts towards an amicable solution as a definitive settlement for any claim, controversy or dispute related to this Agreement or to any of the transactions contemplated hereby. Any and all disputes as to the validity, efficacy, violation, interpretation, termination, breach and consequences thereof, shall be settled by arbitration, on the following terms and conditions.

    (a)        The dispute shall be submitted to a single arbitrator (the “Arbitrator”) whose identity shall be agreed by the parties. In the event that parties fail to reach an agreement with respect to the identity of the arbitrator within seven (7) days of the date of delivery of a notice of a party to another party, any party may request the President of the Israeli Bar to appoint an arbitrator.

(b) The arbitration will take place in Tel-Aviv.

    (c)        The Arbitrator will submit his/her ruling within thirty (30) Business Days of the date of his/her appointment, which shall be reasoned and explained and shall be in accordance to the substantive laws of the State of Israel without giving effect, however, to its rules of procedure and evidence. The arbitrator may give interim remedies, but it is agreed between the Parties that each Party has the right to approach the competent courts of Tel Aviv-Jaffa (instead of the Arbitrator) to receive any interim remedies.

(d) Unless otherwise provided for in this Agreement, the Arbitrator’s fees and expenses shall be borne equally by the parties to the arbitration.

    (e)        The arbitral award may be enforced in any competent court having jurisdiction over the parties or their assets. Each party shall use its best efforts to ensure the arbitration is concluded as quickly and as efficiently as reasonably possible.

    (f)        For the avoidance of doubt, this Agreement shall constitute an arbitration agreement in accordance to the requirement of the Israeli Arbitration Laws, 1968 without the need for any other action to be taken.

     SECTION 8.2.        Governing Law and Venue.

        The Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to the principles thereof relating to conflict of laws; provided, however, that matters involving the internal corporate affairs of the Company shall be governed by the laws of the jurisdiction in which the Company is organized. Subject to, and without derogating from, the arbitration agreement under Section 8.1 above, the competent courts of Tel-Aviv shall have exclusive jurisdiction to hear all disputes arising in connection with this Agreement and no other courts shall have any jurisdiction whatsoever in respect of such disputes. The Parties agree that each Party has the right to approach the competent courts of Tel Aviv-Jaffa to receive any interim remedies.

ARTICLE IX

MISCELLANEOUS PROVISIONS

     SECTION 9.1.        Amendment and Modification.

        This Agreement may be amended, modified or supplemented by a written instrument signed by Purchaser and the Sellers.

     SECTION 9.2.        Waiver of Compliance; Consents.

        Any failure of Purchaser, on the one hand, or of the Company or the Sellers, on the other hand, to comply with any obligation, covenant, agreement or condition contained herein may be waived in writing by the Sellers or Purchaser, respectively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any other failure.

     SECTION 9.3.        Validity.

        The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect and shall be construed to the maximum extent in order to give effect to the parties intention as set forth in this Agreement.

     SECTION 9.4.        Expenses.

        Each party shall bear its own costs associated with this Agreement and the transactions contemplated hereby.

     SECTION 9.5.        Parties in Interest.

        This Agreement shall be binding upon and, except as provided below, inure solely to the benefit of each party hereto, and, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     SECTION 9.6.        Notices.

        All notices and other communications hereunder shall be in writing and shall be deemed given upon the earlier of delivery thereof if by hand or upon receipt if sent by mail (registered or certified mail, postage prepaid, return receipt requested) or on the second next Business Day in the United States of America after deposit if sent by a recognized overnight delivery service or upon transmission if sent by facsimile transmission or e-mail (with request of assurance of receipt in a manner customary for communication of such type) as follows:

(a)	If to Purchaser, to:

Fortissimo Capital Fund GP LP

Attention: Marc Lesnick
Facsimile No.: (972-3) 915-7411

with copies to:

Amit, Pollak, Matalon & Co.
17 Yitzhak Sadeh St.
Tel Aviv, Israel 67775
Attention: Shlomo Landress, Adv.
Facsimile No : (972-3) 568-9001

(b)	If to the Company, to:

Advanced Answers On Demand Holding, Inc. 8100 N. University Drive, 3rd Floor, Tamarac 33321, Florida, USA Attention: ________ Facsimile No : _____________

with a copy to:

Meitar, Liquornik, Geva & Leshem, Brandwein, Law Offices 16 Aba Hillel Silver Road Ramat-Gan 52506, Israel Attention: Dan Shamgar, Adv. Facsimile No.: (972-3) 610-3111

(c)	if to the Magic Ltd., to:	Magic Software Enterprises Ltd. Attn: Mr. Amit Birk, Adv. Legal Department 5 Haplada St. Or Yehuda, 60218 Israel Facsimile No : (972-3) 538-9393

with a copy to:

Meitar, Liquornik, Geva & Leshem, Brandwein, Law Offices 16 Aba Hillel Silver Road Ramat-Gan 52506, Israel Attention: Dan Shamgar, Adv Facsimile No.: (972-3) 610-3111

(d)	if to the Magic Inc., to:	c/o Magic Software Enterprises Ltd. Attn: Mr. Amit Birk, Adv. Legal Department 5 Haplada St. Or Yehuda, 60218 Israel Facsimile No.: (972-3) 538-9393

with a copy to:

Meitar, Liquornik, Geva & Leshem, Brandwein, Law Offices 16 Aba Hillel Silver Road Ramat-Gan 52506, Israel Attention: Dan Shamgar, Adv

     SECTION 9.7.        Counterparts.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

     SECTION 9.8.        Transfer Taxes.

        All transfer, conveyance or other similar taxes, duties, excises or governmental changes imposed by any taxing jurisdiction, domestic or foreign, and all recording or filing fees, notaries fees or other similar charges with respect to the transfer of the Purchased Shares or otherwise on account of this Agreement or the transactions contemplated hereby shall be borne equally by the Sellers (one half in the aggregate) and Purchaser (one half in the aggregate) and the portion of such amount borne by the Sellers pursuant hereto shall, to the extent required by law, be withheld from the proceeds payable to the Sellers.

     SECTION 9.9.        Headings.

        The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect in anyway the meaning or interpretation of this Agreement.

    SECTION 9.10.        Certain Definitions.

        For purposes of this Agreement, the term:

(a) “Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

(b) “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person.

(c) “Business Day” shall have the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

    (d)        “Material Adverse Effect” means any event that has a long term material adverse effect on the business of the Company and its Subsidiaries, taken as a whole, or that prevents the Company and/or Sellers from consummating the transaction under this Agreement.

(e) “Code” means the Internal Revenue Code of 1986, as amended

(f) “control” shall have the meaning ascribed to it in the Israel Securities Law, 5728-1968.

(g) “Company Closing Status” as defined in Section 5.9.

(h) “Company Intellectual Property” as defined in Section 2.15.

    (i)        “Environmental Laws” means all applicable U.S. federal, state, local or foreign statutes, codes, rules, regulations or permits relating to the environment, natural resources, pollution or contamination or toxic or hazardous substances.

    (j)        “First Year Tax Set Off” means a Set Off Notice delivered by the Purchaser, prior to the expiration of twelve (12) months following the Closing Date, relating to any claims or demands exceeding the sum of two million US dollars (US$2,000,000) made by any tax authority against the Company or any of its Subsidiaries prior to the expiration of twelve (12) months from the Closing Date and which are subject to indemnification under Section 7.2(a) (iii) hereunder.

    (k)        “Governmental Authority” means any national, state, local or municipal authority and any other entity exercising an executive, legislative, judicial, regulatory or administrative function of or pertaining to any such authority.

    (l)        “Intellectual Property” means any and all intellectual property, in any jurisdiction including: (i) all trade marks, service marks, brand names, certification marks, trade dress, assumed names, business names, trade names and other indications of origin (“Trademarks”); (ii) patents and patent rights (“Patents”); (iii) trade secrets and other confidential or non-public business information, including formulae, compositions, inventor’s notes, discoveries and improvements, know-how, manufacturing and production processes and techniques, and research and development information (whether or not patentable), invention disclosures, unpatented blue prints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, and customer lists and information; (iv) writings and other copyrightable works of authorship, including computer programs, databases and documentation therefor, and all copyrights to any of the foregoing (“Copyrights”) ; (v) integrated circuit topographies and mask works; (vi) moral rights; (vii) features of shape, configuration, pattern or ornament and design registrations; (viii) any other intellectual property rights, and (ix) registrations of, and applications to register, any of the foregoing with any Governmental Authority and any renewals or extensions thereof.

    (m)        “knowledge” ofthe Company or of the Sellers shall mean the actual knowledge of the persons listed in Schedule 9.10(m) after due inquiry with their subordinated persons in the Company (including applicable consultants), the Company’s accountants and legal advisors.

    (n)        “Loss” means all liability, loss, damage or injury, and all costs and expenses, including interest, and including further without limitation, penalties, costs of preparation and investigation and the reasonable fees and expenses of attorneys, accountants and other professional advisers, actually incurred.

(o) “person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or, as applicable, any other entity.

(p) “Permitted Actions” as defined in Section 5.1.

    (q)        “Purchaser Material Adverse Effect” means any event that would, or reasonably be expected to, materially impact or delay the ability of the Purchaser to perform its obligations under this Agreement and the License Agreement or to consummate the transactions contemplated by this Agreement and the License Agreement.

(r) “Purchaser Survival Period” means one year from the Closing Date.

    (s)        “Rejected Set Off Notice” means any one of the following: (i) a Set Off Notice, which following discussions between a Seller and Purchaser, both parties agree should be rejected by such Seller, or (ii) a final and an unappealable Arbitration or court ruling with respect to any such Set Off Notice (or portions thereof) which was disputed by the relevant Seller rejecting such Set Off Notice.

(t) “Remaining License Fees” only if the payment to Magic Ltd. of the Exempt Amount was made, this term shall mean any remaining amount equal to the Cap Amount of the License Fee.

(u) “Subsidiaries” means any entity over which the Company has control.

    (v)        “Set Off Notice” means a written notice submitted in good faith by Purchaser to any Seller asking to set off the Remaining License Fees (or any portion thereof) resulting from any (a) Third Party Claim, or (b) Purchaser’s Notice of Claim (as such terms are defined above) (all within the applicable Survival Period) delivered in writing and reasonable detail to such Seller; which Purchaser believes in good faith is subject to indemnification by such Seller in accordance with the provisions of Section 7.7.

    (w)        “Taxes” shall mean means any U.S. federal tax or Israeli, state, local or other foreign income tax, gross receipts tax, license tax, payroll tax, employment tax, excise tax, severance tax, stamp tax, occupation tax, premium tax, windfall profits tax, environmental tax (including taxes under section 59A of the Code), customs duties, capital stock tax, franchise tax, profits tax, withholding tax, social security tax (or similar), unemployment tax, disability tax, real property tax, personal property tax, sales tax, use tax, transfer tax, registration tax, value added tax, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

    (x)        “Tax Returns” shall mean any return, declaration, report, claim for refund or information return or statement relating to any Tax, including any schedule or attachment thereto and including any amendment thereof.

    (y)        “Undisputable Indemnity Amount” means any one of the following: (i) the amount stated in a Set Off Notice, undisputed by the Sellers in writing within thirty (30) days following the receipt of such Set Off Notice by such Seller, and (ii) the amount of a final and an unappealable Arbitration or court ruling upholding the Set Off Notice with respect to any such Set Off Notice (or potions thereof) which was disputed by such Seller.

     SECTION 9.11.        Entire Agreement.

        This Agreement, including all exhibits and Schedules hereto, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein or therein. There are no agreements, representations, warranties or covenants other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. For clarity it is agreed that all the rights, obligations and liabilities under this Agreement of the Purchaser shall be jointly and severally between the Purchasers’ individuals.

     SECTION 9.12.        Assignment.

        This Agreement shall not be assigned by operation of law or otherwise, without the written consent of the other parties hereto; except that (i) Sellers may freely assign all rights and obligations under this Agreement (as long as the assignee assumes both the rights and the obligations under such assignment), and (ii) Purchaser may, following the Escrow Period (and not prior thereto), transfer, sell or otherwise dispose of the Purchased Shares but may not assign or transfer in any manner this Agreement or any rights, privileges or obligations under this Agreement.

Notwithstanding the above, with respect to Purchaser: (a) following the payment in full of the Purchase Price and of the License Fees under the License Agreement (whether on the due payment date for such payments or at an earlier date), the Purchaser shall be allowed to assign this Agreement subject to the following conditions precedent: (i) the assignee is a Purchaser or transferor of all of the Purchased Shares hereunder, and (ii) the only indemnification obligation that shall be assigned and survive such assignment shall be the indemnification under Section 7.2(a)(iii) with respect to Tax indemnification and all other indemnification obligations and liabilities of the Sellers shall immediately upon such assignment expire and shall have no further force or effect (except that Purchaser shall still be entitled to any indemnification in accordance with the provisions of Section 7 above with respect to any Purchaser’s Notice of Claim which was delivered to the Sellers during the applicable Survival Period and prior to the date of such assignment), and (iii) such assignee signs a delivers an assignment letter to the Sellers undertaking all the rights and obligations under this Agreement.

It is agreed between the Sellers and the Purchaser that any sale of shares of the SPC or change of control of SPC (unless to a controlled affiliate of Fortissimo (more then fifty one percent (51%)) or pursuant to a merger of SPC into the Company), shall be considered an assignment of this Agreement and is subject to the provisions relating to assignment detailed in this Section above.

     SECTION 9.13.        Incorporation of Exhibits and Schedules.

(a) The Attachments, Annexes and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

    (b)        It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the disclosure schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the disclosure schedule in any dispute or controversy between the parties hereto as to whether any obligation, item or matter not described herein or included in the disclosure schedule is or is not material for purposes of this Agreement.

     SECTION 9.14.        Facsimiles.

        The parties agree that facsimile copies of signatures shall be deemed originals for all purposes hereof and that a party hereto may produce such copies, without the need to produce original signatures, to prove the existence of this Agreement in any proceeding brought hereunder.

        IN WITNESS WHEREOF, each of the parties executed this Agreement as of the day and year first above written:

SELLERS

MAGIC SOFTWARE ENTERPRISES LTD.

By:
——————————————
Title:

MAGIC SOFTWARE ENTERPRISES, INC.

By:
——————————————
Title:

[SPA SIGNATURE PAGE]

COMPANY

ADVANCED ANSWERS ON DEMAND HOLDING, INC.

By:
——————————————
Name:
Title:

[SPA SIGNATURE PAGE]

PURCHASER

FORTISSIMO CAPITAL FUND GP LP

By:
——————————————
Name:
Title:

AOD HOLDINGS, INC.

By:
——————————————
Name:
Title:

UNDERTAKING

In the event that AOD Holdings, Inc. defaults under this agreement, Fortissimo Capital Fund GP LP hereby commits to cover all of AOD Holdings, Inc.‘s obligations under this Agreement, including without limitation, the obligation to pay the Purchase Price.

FORTISSIMO CAPITAL FUND GP LP

By: _____________________________

________________________________

[SPA SIGNATURE PAGE]